Exhibit 99.1

Part C:

Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Contents		Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		4
Condensed Consolidated Interim Statements of Income		6
Condensed Consolidated Interim Statements of Comprehensive Income		6
Condensed Consolidated Interim Statements of Changes in Equity		7
Condensed Consolidated Interim Statements of Cash Flows		9
Notes to the Condensed Consolidated Interim Financial Statements
1	General	11
2	Basis of Preparation	11
3	Reporting Principles and Accounting Policy	12
4	Group Entities	16
5	Income Tax	16
6	Assessment of Impairment in the Cellular Communications Segment	18
7	Investment Property	18
8	Contingent Liabilities	19
9	Equity	21
10	Revenue	21
11	General and Operating Expenses	22
12	Other Operating Expenses (Income) Net	22
13	Financial Instruments	23
14	Segment Reporting	24
15	Additional Significant Events in the Reporting Period	30
16	Condensed Financial Statements of Pelephone, Bezeq International, and DBS Satellite Services (1998) Ltd.	31

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of September 30, 2018 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1 % of the total consolidated assets as of September 30, 2018, and whose revenues constitute 1% of the total consolidated revenues for the nine-month and three-month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Emphasis of Matter

Without qualifying our abovementioned conclusion, we draw attention to Note 1.2 which refers to Notes 1.2.1 and 1.2.2 to the annual consolidated financial statements of 2017, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the opening of a joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433. As stated in the above note, at this stage, the Company does not have complete information regarding the investigations, their matter, investigation materials and evidence held by the authorities. Thus, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 8.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 18, 2018

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		September 30, 2018*	September 30, 2017	December 31, 2017
		(Unaudited)	(Unaudited)	(Audited)
Assets	Note	NIS million	NIS million	NIS million

Cash and cash equivalents		1,408	2,471	2,181
Investments		1,517	94	289
Trade receivables		1,792	1,948	1,915
Other receivables		292	294	270
Inventory		86	101	125
Eurocom DBS Ltd., related party		20	43	43
Total current assets		5,115	4,951	4,823

Trade and other receivables		423	520	493
Broadcasting rights, net of rights exercised		470	457	454
Right-of-use assets	3.1	1,434	-	-
Fixed assets		6,789	6,817	6,798
Intangible assets		2,627	2,894	2,768
Deferred tax assets	5	1,041	1,014	1,019
Deferred expenses and non-current investments		519	489	494
Investment property	7	140	-	-
Total non-current assets		13,443	12,191	12,026

Total assets		18,558	17,142	16,849

Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		September 30, 2018*	September 30, 2017	December 31, 2017
		(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	Note	NIS million	NIS million	NIS million

Debentures, loans and borrowings		1,798	555	1,632
Current maturities of liabilities for leases	3.1	443	-	-
Trade and other payables		1,602	1,807	1,699
Employee benefits		330	251	280
Provisions		106	94	94
Current tax liabilities		9	118	152
Dividend payable		318	708	-
Total current liabilities		4,606	3,533	3,857

Loans and debentures		10,149	10,978	10,229
Liability for leases	3.1	1,024	-	-
Employee benefits		266	260	272
Derivatives and other liabilities		212	292	234
Deferred tax liabilities		91	104	73
Provisions		40	48	40
Total non-current liabilities		11,782	11,682	10,848

Total liabilities		16,388	15,215	14,705

Total equity		2,170	1,927	2,144

Total liabilities and equity		18,558	17,142	16,849

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Approval date of the financial statements: November 19, 2018

* See Note 3.1 for information about early adoption of IFRS 16 - Leases

The attached notes are an integral part of the condensed consolidated interim financial statements

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 10)	6,995	7,331	2,301	2,415	9,789
Costs of activity
General and operating expenses(Note 11)	2,494	2,888	815	956	3,891
Salaries	1,507	1,500	494	502	2,005
Depreciation and amortization	1,609	1,288	547	436	1,715
Other operating expenses (income), net (Note 12)	123	(28)	16	(23)	68
	5,733	5,648	1,872	1,871	7,679

Operating profit	1,262	1,683	429	544	2,110
Finance expenses (income)
Financing expenses	383	358	127	112	477
Financing income	(56)	(61)	(18)	(18)	(60)
Financing expenses, net	327	297	109	94	417

Profit after financing expenses, net	935	1,386	320	450	1,693
Share in losses of equity-accounted investees	(3)	(4)	(1)	-	(5)
Profit before income tax	932	1,382	319	450	1,688
Income tax	243	352	85	128	453
Profit for the period	689	1,030	234	322	1,235

Basic earnings per share (NIS)	0.25	0.37	0.08	0.12	0.45

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	689	1,030	234	322	1,235
Items of other comprehensive income (loss) (net of tax)	23	(20)	(3)	(12)	(8)
Total comprehensive income for the period	712	1,010	231	310	1,227

* See Note 3.1 for information about early adoption of IFRS 16 - Leases

The attached notes are an integral part of the condensed consolidated interim financial statements

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company
Nine months ended September 30, 2018 (Unaudited)*
Balance as at January 1, 2018	3,878	384	390	(85)	(2,423)	2,144
Profit for the period	-	-	-	-	689	689
Other comprehensive income for the period, net of tax	-	-	-	23	-	23
Total comprehensive income for the period	-	-	-	23	689	712
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 9)	-	-	-	-	(686)	(686)
Balance as at September 30, 2018	3,878	384	390	(62)	(2,420)	2,170

Nine months ended September 30, 2017 (Unaudited):
Balance as at January 1, 2017	3,878	384	390	(88)	(2,361)	2,203
Profit for the period	-	-	-	-	1,030	1,030
Other comprehensive loss for the period, net of tax	-	-	-	(20)	-	(20)
Total comprehensive income for the period	-	-	-	(20)	1,030	1,010
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(1,286)	(1,286)
Balance as at September 30, 2017	3,878	384	390	(108)	(2,617)	1,927

* See Note 3.1 for information about early adoption of IFRS 16 - Leases

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company
Three months ended September 30, 2018 (Unaudited)*
Balance as at July 1, 2018	3,878	384	390	(59)	(2,336)	2,257
Profit for the period	-	-	-	-	234	234
Other comprehensive income for the period, net of tax	-	-	-	(3)	-	(3)
Total comprehensive income for the period	-	-	-	(3)	234	231
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 9)	-	-	-	-	(318)	(318)
Balance as at September 30, 2018	3,878	384	390	(62)	(2,420)	2,170

Three months ended September 30, 2017 (Unaudited)
Balance as at July 1, 2017	3,878	384	390	(96)	(2,231)	2,325
Profit for the period	-	-	-	-	322	322
Other comprehensive loss for the period, net of tax	-	-	-	(12)	-	(12)
Total comprehensive income for the period	-	-	-	(12)	322	310
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(708)	(708)
Balance as at September 30, 2017	3,878	384	390	(108)	(2,617)	1,927

Year ended December 31, 2017 (Audited)
Balance as at January 1, 2017	3,878	384	390	(88)	(2,361)	2,203
Profit in 2017	-	-	-	-	1,235	1,235
Other comprehensive income (loss) for the year, net of tax	-	-	-	3	(11)	(8)
Total comprehensive income for 2017	-	-	-	3	1,224	1,227
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(1,286)	(1,286)
Balance as at December 31, 2017	3,878	384	390	(85)	(2,423)	2,144

The attached notes are an integral part of the condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	689	1,030	234	322	1,235
Adjustments:
Depreciation and amortization (Note 3.1)	1,609	1,288	547	436	1,715
Share in losses of equity-accounted investees	3	4	1	-	5
Financing expenses, net	329	321	105	94	426
Capital gain, net	(7)	(64)	(1)	(45)	(66)
Income tax expenses	243	352	85	128	453
Impairment loss of intangible assets	10	-	10	-	87

Change in trade and other receivables	200	121	66	105	193
Change in inventory	6	(10)	(7)	2	(35)
Change in trade and other payables	(140)	64	(30)	103	10
Change in provisions	12	15	(3)	16	15
Change in employee benefits	44	(62)	(40)	(65)	(33)
Change in other liabilities	(18)	(30)	(2)	4	(34)
Net income tax paid	(382)	(346)	(82)	(118)	(446)
Net cash from operating activities	2,598	2,683	883	982	3,525
Cash flow used for investing activities
Purchase of fixed assets	(889)	(835)	(308)	(255)	(1,131)
Investment in intangible assets and deferred expenses	(301)	(304)	(95)	(98)	(399)
Payment of permit fees and purchase tax for the Sakia complex (Note 7)	(121)	-	(9)	-	-
Investment in deposits with banks and others	(2,124)	(76)	(190)	(76)	(276)
Proceeds from bank deposits and others	907	558	344	-	564
Proceeds from the sale of fixed assets	43	76	12	48	98
Payment of betterment tax for the sale of the Sakia complex (Note 7)	(80)	-	-	-	-
Miscellaneous	22	(6)	14	(7)	(4)
Net cash used in investing activities	(2,543)	(587)	(232)	(388)	(1,148)

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans	320	1,917	-	500	2,517
Repayment of debentures and loans	(232)	(1,325)	(50)	(456)	(1,587)
Payments of principal and interest for leases (Note 3.1)	(330)	-	(109)	-	-
Dividend paid (Note 9)	(368)	(578)	-	-	(1,286)
Interest paid	(209)	(217)	(5)	(18)	(415)
Payment to Eurocom DBS for acquisition of shares and DBS loan	-	(61)	-	-	(61)
Miscellaneous	(9)	(9)	(2)	(3)	(12)
Net cash from (used in) financing activities	(828)	(273)	(166)	23	(844)
Increase (decrease) in cash and cash equivalents, net	(773)	1,823	485	617	1,533
Cash and cash equivalents at beginning of period	2,181	648	923	1,854	648
Cash and cash equivalents at end of period	1,408	2,471	1,408	2,471	2,181

* See Note 3.1 for information about early adoption of IFRS 16 - Leases

The attached notes are an integral part of the condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company as at September 30, 2018 include those of the Company and its subsidiaries (jointly referred to as “the Group”). The Group is a principal provider of communication services in Israel (see also Note 14 – Segment Reporting).

1.2	Investigation of the Israel Securities Authority and the Police Force

For information about the investigation of the Israel Securities Authority and the Police Force, see Note 1.2.1 and 1.2.2 to the 2017 Annual Financial Statements.

The Company does not have full information about the investigations, their content, the materials and the evidence in the possession of the legal authorities.

Accordingly, the Company is unable to assess the effects of the investigations, their findings, and their results on the Company, as well as on the financial statements, and on the estimates used in the preparation of these financial statements, if any.

Following the special circumstances and the restrictions as described above and the restrictions that were specified, the Company performed compensatory actions, reviews and tests and procedures in order to ensure that the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Israel Securities Regulations (Periodic and Immediate Reports), 1970. In this respect, the Company, carried out the following actions, among others:

A.	A special review of the adequacy of the control processes in the Company by outside consultants, led by the Company’s Internal Auditor and under the supervision of a special, independent committee from among the Company’s Board members. Further to this review, the special committee approved various amendments to the control processes and the work in the Company. Most of the amendments have been implemented.

B.	A special review of the issues of corporate governance led by the Company’s Internal Auditor and supported by outside consultants. The work included deeper reviews on the issues of risk management, compliance, enforcement, and internal control. The Group companies are implementing adjustments according to the multi-annual guidelines decided upon.

C.	Retaining the services of professional accounting support to assist the process of preparing the financial statements of DBS for 2017.

D.	The addition of supplementary procedures on specific subjects in order to enhance the internal control over financial reporting and over disclosure on those subjects.

E.	Changes in the composition of the Group’s senior officers

2.	Basis of Preparation

2.1	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2017 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on November 19, 2018.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

2.4	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management when applying the Group’s accounting policy and the principal assumptions underlying assessments that involve uncertainty, are consistent with those used in the Annual Financial Statements, other than as set out below and in Note 3.1 below regarding early application of IFRS 16.

Subject	Principal assumptions	Possible effects
Determining the lease term	When determining the term of the lease, the Group takes into consideration the period in which the lease cannot be canceled, including options to extend that will probably be exercised and/or options to cancel that will probably not be exercised.	An increase or decrease in the initial measurement of a right-of-use asset and a lease liability and in depreciation and financing expenses in subsequent periods.
Discount rate for a lease liability	The Group discounts the lease payments at the incremental borrowing rate (the borrowing rate that the Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).	An increase or decrease in the lease liability, right-of-use asset, capital, and amortization and financing expenses to be recognized

3.	Reporting Principles and Accounting Policy

The Group’s accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in this section below.

3.1	Initial application of IFRS 16, Leases

3.1.1	Further to Note 3.17.2 to the Annual Financial Statements as at December 31, 2017 and for the year then ended, as from January 1, 2018 (“the Initial Application Date”), the Group early adopts IFRS 16 - Leases (“IFRS 16” or “the Standard”).

The main effect of early adoption of IFRS 16 is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for the accounting treatment of all leases like the accounting treatment of finance leases in the previous accounting standard on leases, IAS 17. Accordingly, until the date of initial application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, examines the right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets, and recognizes financing expenses on the lease liability. Therefore, as from the date of initial application, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets that are depreciated in the depreciation and amortization expense item.

The Group applies IFRS 16 using the cumulative effect approach without a restatement of comparative information.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

In respect of all the leases, the Group has elected to apply the transitional provision of recognizing a lease liability at the initial application date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of IFRS 16 did not have an effect on the balance of the Group’s equity and retained earnings at the date of initial application.

Upon initial application, the Group also elected to apply the following expedients, as permitted by the Standard:

A.	Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of the Standard. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change.

B.	Applying a single discount rate to a portfolio of leases with similar characteristics

C.	Not separating non-lease components from the lease components and accounting for all the components as a single lease component

D.	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets

E.	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application

F.	Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease

3.1.2	Presented below are the principal accounting policies for leases in which the Group is the lessee, which were applied as from January 1, 2018 following the application of the Standard:

(1)	Determining whether an arrangement contains a lease

At the inception of the arrangement, the Group determines whether the arrangement is or contains a lease, and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Group estimates, over the lease term, whether it has both rights set out below:

(A)	The right to essentially obtain all the economic rewards associated with the use of the identifiable asset

(B)	The right to direct the use of the identifiable asset

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

(2)	Leased assets and lease liability

Contracts that award the Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Group is used (the borrowing rate that the Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

(3)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Group will exercise or not exercise the option.

(4)	Depreciation of a right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average of depreciation period as at January 1, 2018 (years)
Cellular communications sites	6.5
Buildings	7
Vehicles	2

3.1.3	At the date of initial application of IFRS 16, the Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.5 billion.

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.6% (weighted average of 1.5%).

Discounted interest rates were calculated on the basis of the market value of the marketable debentures issued by the Company. To determine the discount interest for each period, the risk-free curve was adjusted according to the risk incorporated in the debentures issued by the Company. The range of interest is affected by differences in the lease term.

The difference between the Group’s agreements for the minimum contractual lease payments in the amount of NIS 1,020 million, as reported in Note 18.1 to the Annual Financial Statements, and the lease liabilities recognized at the initial application date of IFRS 16, amounting to NIS 1.5 billion, is mainly due to the options for extending the lease, which will most likely be exercised, which were not included in the reporting in Note 18.1 to the Annual Financial Statements.

3.1.4	The tables below summarize the effects on the condensed consolidated interim statement of financial position as at September 30, 2018 and on the condensed consolidated interim statements of income and cash flows for the nine and three months then ended, assuming that the Group’s previous policy regarding leases continued during these periods.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Effect on the condensed consolidated interim statement of financial position as at September 30, 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Other receivables	341	(49)	292
Right-of-use assets	-	1,434	1,434
Trade and other payables	1,679	(77)	1,602
Current maturities of liabilities for leases	-	443	443
Long-term lease liabilities	-	1,024	1,024
Equity	2,175	(5)	2,170

Effect on the consolidated interim statement of income for the nine months ended September 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	2,803	(309)	2,494
Depreciation and amortization expenses	1,313	296	1,609
Operating profit	1,249	13	1,262
Financing expenses	308	19	327
Profit after financing expenses	941	(6)	935
Profit before income tax	938	(6)	932
Income tax	242	1	243
Profit for the period	694	(5)	689

Effect on the consolidated interim statement of income for the three months ended September 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	920	(105)	815
Depreciation and amortization expenses	446	101	547
Operating profit	425	4	429
Financing expenses	100	9	109
Profit after financing expenses	325	(5)	320
Profit before income tax	324	(5)	319
Income tax	84	1	85
Profit for the period	238	(4)	234

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

Effect on the consolidated interim statement of cash flow for the nine months ended September 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	2,289	309	2,598
Net cash used in investing activities	(2,564)	21	(2,543)
Net cash from financing activities	(498)	(330)	(828)

Effect on the consolidated interim statement of cash flow for the three months ended September 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	781	102	883
Net cash used in investing activities	(239)	7	(232)
Net cash from financing activities	(57)	(109)	(166)

3.2	Initial application of IFRS 9, Financial Instruments (2014)

As from January 1, 2018, the Group applies IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The new Standard includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting Initial application of the Standard did not have a material quantitative effect on the Group’s financial statements.

4.	Group entities

4.1	A detailed description of the Group entities appears in Note 12 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	DBS Satellite Services (1998) Ltd. (“DBS”)

4.2.1	Further to Note 12.2.1 to the Annual Financial Statements regarding the Company’s advance payments on account of the second contingent consideration for acquisition of the shares and loans of DBS, on April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. which came into effect on May 3, 2018, and a liquidation order was issued for Eurocom DBS Ltd. As a result of the aforesaid, the Company adjusted the fair value of the amount expected to be returned to it from the surplus of advance payments that it paid, to NIS 25 million as at March 31, 2018 and NIS 20 million as at September 30, 2018. As a result, the Company recognized financing expenses in the amount of NIS 18 million in the statement of income for the first quarter of 2018 and an additional NIS 5 million in the statement of income for the third quarter of 2018.

4.2.2	Further to Note 18.2 to the Annual Financial Statements regarding the amendment to the agreement between DBS and Space Communications Ltd. (“Spacecom”) in 2018, on March 29, 2018, the amendment was signed. In April 2018, the satellite segment leased by DBS was replaced following the amendment to the 2017 agreement.

4.2.3	In April 2018, Spacecom announced that it had received a letter from a government entity, according to which “government entities intend to operate a satellite at the Israel Aerospace Industries at point 4.00 W in accordance with their requirements.” Spacecom further stated that it is unable to estimate the feasibility and likelihood of operating such a satellite.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

In September 2018, Spacecom announced that the agreement for the construction of the Amos 8 satellite will not take effect and it will be canceled and that it is taking steps to optimize the Amos 8 satellite plan and assessing the feasibility of several alternatives, including possible cooperation with the Government Israel. DBS believes that cancellation of the agreement may result in a delay in the start of the Amos 8 satellite activity compared to the timetable under this agreement.

4.2.4	In April 2018, the manufacturer of the HD Zapper and 4K PVR set top boxes that DBS acquires announced that it intends to discontinue the manufacture of the set top boxes in November 2018. In July 2018, DBS signed two agreements with other suppliers for the manufacture and sale of set top boxes by an alternative manufacturer.

4.2.5	In May 2018, Cisco informed DBS that it had sold its multi-channel television services to a third party, and in October 2018, DBS was informed that the sale of the activity has been completed. DBS is assessing the significance of this matter, taking into account its agreements with Cisco and the relevant operations.

4.2.6	On July 5, 2008, the shareholders’ loan to DBS (including accrued interest), the balance of which amounted to NIS 97 million on that date, was converted to capital which was recorded in the financial statements of DBS as a premium on shares, and the Company made an additional investment in the capital of DBS against a premium in the amount of NIS 100 million.

4.2.7	Following the conversion of the shareholders loans and investment in the capital in 2016 and as a result of the conversion of the Company’s share in Debentures B of DBS to capital, conversion of the loan from the Company into capital and the investment in the capital of DBS in the period, the equity of DBS as at September 30, 2018 and December 31, 2017 amounted to NIS 956 million and NIS 348 million, respectively. As at September 30, 2018, the working capital deficit amounts to NIS 301 million. The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and the investment in the equity of DBS by the Company, will be sufficient for the operations of DBS for the coming year.

5.	Income tax

As at September 30, 2018, the Company’s assets include a deferred tax asset of NIS 1,166 million for the carry-forward losses of DBS. The approval from the Tax Authority for the utilization of the tax asset is subject to approval from the Ministry of Communications for cancellation of the structural separation at Bezeq. The Company believes that the approval of the Ministry of Communications for cancellation of the structural separation is not expected to be received in the near future.

The Company applied to the Minister of Communications for approval of a change in the Group’s legal structure, such that the Company will continue the current format of its operations, and at the same time, will establish a registered wholly-owned partnership to which the assets, licenses, and activity of the subsidiaries DBS, Pelephone, and Bezeq International will be transferred. The establishment of the partnership will allow a merger of the subsidiaries in practice and, subject to the approval of the Tax Authority, the offsetting of the carryforward losses of DBS and the utilization of the tax asset.

The Company applied to the Ministry of Communications for clarification regarding the date that any of these approvals will be received. The assumption of utilization of the tax asset is based on the current assessment of the Company’s management, that taking into account the measures described above, it is more likely than not that approval will be received to allow the utilization of the tax asset.

Further to Note 2.6 to the financial statements as at December 31, 2017, the tax asset is a significant estimate and the actual results may differ from this estimate, if the Company’s current estimates are not realized.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

6.	Assessment of impairment in the cellular communications segment

In view of the intensifying competition in the cellular market, Pelephone updated its forecasts for the coming years. As a result, the Company estimated the recoverable amount of the cash-generating cellular communications unit as at June 30, 2018.

The value in use of the cellular communications cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a four and a half year cash flow forecast as at the end of the current period with the addition of the salvage value. The cash flow forecast is based, among other things, on Pelephone’s performance in recent years and assessments regarding the expected trends in the cellular market (the number of players, level of competition, price level, and regulation aspects). The main assumption underlying the forecast is that competition in the market will continue with high intensity in the short term and that market convergence and price increases will occur in the medium to long term The revenue forecast is based on assumptions regarding the number of Pelephone subscribers, the average revenue per user, and the volume of sales of terminal equipment, and the operating, selling, marketing and investment expenses were adjusted to the volume of Pelephone’s activity.

The nominal capital used was 9.97% (after tax). In addition, it was assumed that the permanent growth of Pelephone will be 2.5%.

The valuation was prepared by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a cellular communication cash-generating unit as at June 30, 2018. The Company believes that as at September 30, 2018, there were no changes that may have a material effect on the conclusions of the valuation.

7.	Investment property

Further to Note 18.8 to the Annual Financial Statements regarding the Company’s agreement for the sale of a real estate asset in the Sakia complex, as at the date of the financial statements, the buyer deposited NIS 183.3 million with a trustee on account of the consideration for the transaction.

On May 21, 2018, a demand was received from the Israel Land Authority (“ILA”) for payment of a permit fee in the amount of NIS 148 million (linked to the CPI). In June 2018, the Company paid an amount of NIS 112 million on account of the demand and in July 2018, the Company deposited a bank guarantee in the amount of NIS 44 million for the balance of the demand plus VAT. The Company filed an objection for the demand on legal grounds and it also intends to file an assessor objection.

On August 5, 2018, the Company received a demand for payment from the local planning and building committee in Or Yehuda, for betterment levy in the amount of NIS 143.5 million for disposal of the property by way of a sale. The Company filed an appeal against the demand for the betterment levy, and sent a demand to the Israel Lands Authority for full payment of the betterment levy according to the undertaking of the Authority in the settlement agreement.

It should be noted that the amount for a permit fee to be determined at the end of the proceedings may also affect the amount of the betterment levy the Company will be required to pay to the Planning Committee. If the Company is required to pay the full amount of the betterment levy and the full amount of the demand for payment of the permit fee, then the capital gain to be recorded in its financial statements is expected to amount to NIS 250 million. The Company believes that the amount of the permit fee and the betterment levy that it will be required to pay is expected to be low and possibly even significantly lower than the total amount of the demands.

On September 4, 2018, the Israel Lands Authority and the Company signed a lease referring to the Sakia asset.

The Company is expected to record a capital gain on the date on which the conditions for recognition of the sale of the asset are fulfilled in accordance with accounting principles.

The real estate asset in the Sakia complex was presented as investment property. Investment property is initially measured at cost. In subsequent periods, investment property is measured at cost less accumulated depreciation.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

8.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 99 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at September 30, 2018 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 5 billion. There is also additional exposure of NIS 4.4 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

The amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

8.1	Following is a detailed description of the Group’s contingent liabilities as at September 30, 2018, classified into groups with similar characteristics:

		Provision	Additional exposure	Exposure for claims that cannot yet be assessed
		(Unaudited)
Claims group	Nature of the claims	NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	63	4,813	532
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	4	13	3,822	(2)(1)
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of various payments and recognition of various salary components as components for calculation of payments to Group employees.	1	4	3
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	31	28	-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	102	1
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	69	-
Total legal claims against the Company and subsidiaries		99	5,029	4,358

(1)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the certification ruling. Subsequently, the court decided to stay the proceedings until a ruling is made on the motion for a rehearing.

(2)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions. The proceeding was stayed due to the investigation. On August 21, 2018, the Attorney General requested to update the court again by December 31, 2018 of the possibility of advancing the proceeding. A court ruling has not yet been handed down.

8.2	Subsequent to the reporting date, claims amounting to NIS 207 million were filed against Group companies, and a claim without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 239 million and two claims without a monetary estimate came to an end.

8.3	See Notes 17.2 to 17.4 to the Annual Financial Statements regarding additional proceedings against the Group companies and officers.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

9.	Equity

9.1	On April 26, 2018, the general meeting of the Company’s shareholders approved the distribution of a cash dividend of NIS 368 million to the Company’s shareholders (following the recommendation of the Company’s Board of Directors of March 28, 2018). The dividend was paid on May 10, 2018.

9.2	On September 13, 2018, the general meeting of the Company’s shareholders approved the distribution of a cash dividend of NIS 318 million to the Company’s shareholders (following the recommendation of the Company’s Board of Directors of August 22, 2018). The dividend was paid on October 10, 2018.

10.	Revenue

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Internet - infrastructure	1,147	1,109	381	372	1,488
Fixed-line telephony	855	944	275	310	1,255
Transmission and data communication	578	582	191	190	775
Cloud and digital services*	197	170	69	57	230
Other services	156	164	45	55	205
	2,933	2,969	961	984	3,953
Cellular telephony - Pelephone
Cellular services and terminal equipment	1,286	1,315	438	451	1,743
Sale of terminal equipment	507	544	155	172	757
	1,793	1,859	593	623	2,500

Multi-channel television - DBS	1,117	1,246	367	406	1,650

International communications, ISP, and NEP services - Bezeq International	987	1,097	323	345	1,467

Other	165	160	57	57	219

	6,995	7,331	2,301	2,415	9,789

*	Cloud and digital services were reclassified and presented separately to reflect the change in the mix of revenues in fixed-line domestic communications.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

11.	General and operating expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	527	613	167	181	855
Interconnectivity and payments to domestic and international operators	585	603	197	201	805
Marketing and general	426	437	135	159	595
Content costs	480	481	155	158	636
Maintenance of buildings and sites*	213	437	74	152	584
Services and maintenance by sub-contractors	207	198	68	67	260
Vehicle maintenance*	56	119	19	38	156
	2,494	2,888	815	956	3,891

*	See Note 3.1 for information about early implementation of IFRS 16 - Leases

12.	Other operating expenses (income), net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Provision for severance pay in voluntary redundancy	93	15	-	3	23
Capital gains (mainly for disposal of real estate)	(7)	(64)	(1)	(45)	(66)
Others	27	21	7	19	24
Impairment loss from intangible assets	10	-	10	-	87
Total operating expenses (income), net	123	(28)	16	(23)	68

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

13.	Financial Instruments

13.1	Fair value

13.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 29.8 to the Annual Financial Statements.

	September 30, 2018		September 30, 2017		December 31, 2017
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	4,734	4,897	4,022	4,294	4,436	4,693
Debentures issued to the public (CPI-linked)	4,129	4,342	4,135	4,355	4,088	4,338
Debentures issued to the public (unlinked)	1,659	1,694	1,680	1,758	1,649	1,745
Debentures issued to financial institutions (CPI-linked)	15	15	22	25	15	17
Debentures issued to financial institutions (unlinked)	256	268	359	388	302	326
	10,793	11,216	10,218	10,820	10,490	11,119

13.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 29.7 to the Annual Financial Statements.

	September 30, 2018	September 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: Investment in marketable securities at fair value through profit or loss	3	20	14
Level 2: forward contracts	(170)	(217)	(212)
Level 3: contingent consideration for a business combination	20	43	43

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

14.	Segment Reporting

14.1	Operating segments

	Nine months ended September 30, 2018 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,933	1,793	987	1,117	165	-	6,995
Inter-segment revenues	237	32	34	-	9	(312)	-
Total revenues	3,170	1,825	1,021	1,117	174	(312)	6,995

Depreciation and amortization	633	478	134	239	16	109	1,609

Segment results – operating profit (loss)	1,311	2	95	(17)	(25)	(104)	1,262
Financing expenses	376	14	12	10	-	(29)	383
Financing income	(23)	(42)	(1)	(17)	-	27	(56)
Total financing expenses (income), net	353	(28)	11	(7)	-	(2)	327

Segment profit (loss) after financing expenses, net	958	30	84	(10)	(25)	(102)	935
Share in losses of associates	-	-	-	-	(3)	-	(3)
Segment profit (loss) before income tax	958	30	84	(10)	(28)	(102)	932
Income tax	236	8	20	1	-	(22)	243
Segment results – net profit (loss)	722	22	64	(11)	(28)	(80)	689

Segment assets*	9,604	4,081	1,322	1,613	154	437	17,211
Investment in associates	-	-	5	-	4	-	9
Goodwill	-	-	6	-	10	1,322	1,338
Segment liabilities*	14,842	1,385	571	657	83	(1,150)	16,388

*	Segment assets and liabilities include the right-of-use assets and liabilities for leases, due to early adoption of IFRS 16 - Leases, as described in Note 3.1.

.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

14.	Segment Reporting (contd.)

14.1	Operating segments (contd.)

	Nine months ended September 30, 2017 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,969	1,859	1,097	1,246	160	-	7,331
Inter-segment revenues	228	36	61	-	13	(338)	-
Total revenues	3,197	1,895	1,158	1,246	173	(338)	7,331

Depreciation and amortization	543	293	100	213	15	124	1,288

Segment results – operating profit (loss)	1,501	57	133	136	(18)	(126)	1,683
Financing expenses	305	3	7	73	-	(30)	358
Financing income	(24)	(40)	(1)	(15)	(6)	25	(61)
Total financing expenses (income), net	281	(37)	6	58	(6)	(5)	297

Segment profit (loss) after financing expenses, net	1,220	94	127	78	(12)	(121)	1,386
Share in losses of associates	-	-	-	-	(4)	-	(4)
Segment profit (loss) before income tax	1,220	94	127	78	(16)	(121)	1,382
Income tax	308	20	31	333	-	(340)	352
Segment results – net profit (loss)	912	74	96	(255)	(16)	219	1,030

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

14.	Segment Reporting (contd.)

14.1	Operating segments (contd.)

	Three months ended September 30, 2018 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	961	593	323	367	57	-	2,301
Inter-segment revenues	82	11	10	-	1	(104)	-
Total revenues	1,043	604	333	367	58	(104)	2,301

Depreciation and amortization	218	161	46	81	5	36	547

Segment results – operating profit (loss)	451	(2)	31	1	(12)	(40)	429
Financing expenses	122	4	4	3	(1)	(5)	127
Financing income	(9)	(15)	-	-	-	6	(18)
Total financing expenses (income), net	113	(11)	4	3	(1)	1	109

Segment profit (loss) after financing expenses, net	338	9	27	(2)	(11)	(41)	320
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	338	9	27	(2)	(12)	(41)	319
Income tax	81	3	7	-	-	(6)	85
Segment results – net profit (loss)	257	6	20	(2)	(12)	(35)	234

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

14.	Segment Reporting (contd.)

14.1	Operating segments (contd.)

	Three months ended September 30, 2017 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	983	623	345	406	58	-	2,415
Inter-segment revenues	78	12	22	-	4	(116)	-
Total revenues	1,061	635	367	406	62	(116)	2,415

Depreciation and amortization	186	100	34	72	5	39	436

Segment results – operating profit (loss)	492	22	39	35	(4)	(40)	544
Financing expenses	119	3	3	1	(1)	(13)	112
Financing income	(12)	(12)	-	(2)	-	8	(18)
Total financing expenses (income), net	107	(9)	3	(1)	(1)	(5)	94

Segment profit (loss) before income tax	385	31	36	36	(3)	(35)	450
Income tax	109	7	9	159	-	(156)	128
Segment results – net profit (loss)	276	24	27	(123)	(3)	121	322

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

14.	Segment Reporting (contd.)

14.1	Operating segments (contd.)

	Year ended December 31, 2017 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,953	2,500	1,466	1,650	220	-	9,789
Inter-segment revenues	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789

Depreciation and amortization	728	383	135	285	20	164	1,715

Segment results – operating profit (loss)	1,971	72	174	163	(20)	(250)	2,110
Financing expenses	439	3	12	81	-	(58)	477
Financing income	(36)	(54)	(4)	(10)	(5)	49	(60)
Total financing expenses (income), net	403	(51)	8	71	(5)	(9)	417

Segment profit (loss) after financing expenses, net	1,568	123	166	92	(15)	(241)	1,693
Share in profits (losses) of associates	-	-	-	-	(4)	(1)	(5)
Segment profit (loss) before income tax	1,568	123	166	92	(19)	(242)	1,688
Income tax	396	28	39	336	-	(346)	453
Segment results – net profit (loss)	1,172	95	127	(244)	(19)	104	1,235

Segment assets	9,086	3,271	1,199	1,502	174	269	15,501
Investment in associates	-	-	5	-	(6)	11	10
Goodwill	-	-	6	-	10	1,322	1,338
Segment liabilities	13,901	536	410	1,154	64	(1,360)	14,705
Investments in fixed assets and intangible assets	851	331	169	237	19	-	1,607

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

14.2	Adjustment of profit or loss for reporting segments

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating profit for reporting segments	1,391	1,826	481	587	2,380
Financing expenses, net	(327)	(297)	(109)	(94)	(417)
Amortization of surplus cost for intangible assets and others	(104)	(120)	(40)	(35)	(250)
Share in losses of associates	(3)	(4)	(1)	-	(5)
Loss for operations classified in other categories and other adjustments	(25)	(23)	(12)	(8)	(20)
Income before taxes on income	932	1,382	319	450	1,688

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	NIS million	NIS million
Assets
Assets from reporting segments	16,631	15,069
Assets attributable to operations in other categories	168	178
Goodwill not attributable to an operating segment	1,322	1,322
Surplus cost not attributable to an operating segment	1,585	1,636
Less inter-segment assets and other adjustments	(1,148)	(1,356)
Consolidated assets	18,558	16,849

Liabilities
Liabilities from reporting segments	17,457	16,001
Liabilities attributable to operations in other categories	83	64
Less inter-segment liabilities	(1,152)	(1,360)
Consolidated liabilities	16,388	14,705

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

15.	Additional significant events in and subsequent to the Reporting Period

15.1	The Company’s Board of Directors approved an early retirement plan in 2018 at a cost of NIS 90 million. The retirement plan is for the early retirement of 75 employees, in accordance with the terms of the valid collective agreement. In 2018, the Company recognized expenses amounting to NIS 90 million in its financial statements.

15.2	Further to Note 13.3.4 to the Annual Financial Statements regarding the terms that the Company undertook for the loans and debentures, on April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. (which came into effect on May 3, 2018) and as part of the liquidation ruling, the court clarified that the ruling does not derogate from the control permit in the Company. Subsequently, on October 24, 2018, the Company received a notice from Internet Gold-Golden Lines Ltd., which is controlled by Eurocom Communications and which controls B Communications, the controlling shareholder in the Company, whereby approval was received for control (effective as from May 3, 2018) in accordance with section 4D of the Communications Law and section 3 of the Communications Order for special managers of Eurocom Communications, who were appointed as part of the liquidation process of Eurocom Communications. It should be clarified that the aforesaid has no implications on the Company’s debentures and loans.

15.3	For information about the undertaking to issue Debentures (Series 9) of the Company in 2018 and the raising of debt in March 2018 in the amount of NIS 320 million, see Note 13.6 to the Annual Financial Statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

16.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

16.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	September 30, 2018	September 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	948	1,310	1,128
Non-current assets	3,133	2,078	2,143
Total assets	4,081	3,388	3,271
Current liabilities	656	575	442
Long-term liabilities	729	98	94
Total liabilities	1,385	673	536
Equity	2,696	2,715	2,735
Total liabilities and equity	4,081	3,388	3,271

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,318	1,345	449	461	1,782
Revenues from sales of terminal equipment	507	550	155	174	764
Total revenues from services and sales	1,825	1,895	604	635	2,546
Cost of services and sales	1,575	1,616	521	534	2,171
Gross profit	250	279	83	101	375
Selling and marketing expenses	176	158	58	58	215
General and administrative expenses	66	64	21	21	88
Other operating expenses	6	-	6	-	-
	248	222	85	79	303

Operating profit (loss)	2	57	(2)	22	72
Financing expenses	14	3	4	3	3
Financing income	(42)	(40)	(15)	(12)	(54)
Financing income, net	(28)	(37)	(11)	(9)	(51)

Profit before income tax	30	94	9	31	123
Income tax	8	20	3	7	28
Profit for the period	22	74	6	24	95

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

16.2	Bezeq International Ltd.

Selected data from the statement of financial position

	September 30, 2018	September 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	471	517	490
Non-current assets	862	720	720
Total assets	1,333	1,237	1,210
Current liabilities	341	354	295
Long-term liabilities	230	112	115
Total liabilities	571	466	410
Equity	762	771	800
Total liabilities and equity	1,333	1,237	1,210

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,021	1,158	333	367	1,537
Operating expenses	685	799	222	253	1,058
Gross profit	336	359	111	114	479
Selling and marketing expenses	151	142	49	48	187
General and administrative expenses	87	84	29	28	115
Other expenses (income), net	3	-	2	(1)	3
	241	226	80	75	305

Operating profit	95	133	31	39	174
Financing expenses	12	7	4	3	12
Financing income	(1)	(1)	-	-	(4)
Financing expenses, net	11	6	4	3	8

Profit before income tax	84	127	27	36	166
Income tax	20	31	7	9	39
Profit for the period	64	96	20	27	127

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2018 (Unaudited)

16.3	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	September 30, 2018	September 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	285	358	269
Non-current assets	1,328	1,246	1,233
Total assets	1,613	1,604	1,502
Current liabilities	586	789	804
Long-term liabilities	71	478	350
Total liabilities	657	1,267	1,154
Equity	956	337	348
Total liabilities and equity	1,613	1,604	1,502

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,117	1,246	367	406	1,650
Operating expenses	959	940	310	312	1,260
Gross profit	158	306	57	94	390
Selling and marketing expenses	100	98	34	34	131
General and administrative expenses	75	72	22	25	96
	175	170	56	59	227

Operating profit (loss)	(17)	136	1	35	163
Financing expenses	10	73	3	1	81
Financing income	(17)	(15)	-	(2)	(10)
Financial expenses (income), net	(7)	58	3	(1)	71

Profit (loss) before income tax	(10)	78	(2)	36	92
Income tax	1	333	-	159	336
Loss for the period	(11)	(255)	(2)	(123)	(244)